Exhibit 99.1

FEMSA signs agreement with Volaris to become the initial partner of FEMSA’s new coalition loyalty program

Monterrey, Mexico, January 23, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that it has signed, through a wholly-owned subsidiary, an agreement with Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Volaris”), the ultra-low-cost carrier serving Mexico, the United States, Central, and South America to become the first third-party partner of FEMSA’s coalition loyalty program (the “Program”).

This Program will offer exclusive benefits for its users, allowing them to accrue and redeem reward points with OXXO, Volaris and future allies.

Alejandro Gonzalez-Saúl, Director of Digital@FEMSA’s loyalty strategy, commented:

“In Volaris we have found a great ally that will help us benefit millions of customers. Starting this year, our customers will be able to enjoy exclusive rewards with OXXO and Volaris, Mexico’s largest airline. This agreement is only the beginning as we are constantly working to add more partners to allow our customers to do and achieve more with their money.”

The terms and conditions applicable to the users of the Program will be published once the implementation of this partnership is finalized.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, our European retail unit with convenience store and food service operations. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

About Digital@FEMSA

Digital@FEMSA is the technology innovation division that offers digital solutions to simplify the lives of our customers. It is integrated by businesses that leverage technology to create trustworthy and practical tools, such as Spin by OXXO, and by a diverse and multidisciplinary team focused on developing an innovative and differentiated value proposition in the market. Backed by the more than 130 years of experiences and commitment to excellence of FEMSA, this division continues the mission of generating economic and social value, now in the digital community.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	January 23, 2023	| Page 1